AudioCodes Press Release

P R E S S R E L E A S E	EXHIBIT 1

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Reports Second Quarter 2023 Results and Declares Semi-Annual Dividend of 18 cents per share

Lod, Israel – August 1, 2023 - AudioCodes (NASDAQ: AUDC) Press Release

Second Quarter Highlights

•	Quarterly revenues increased by 1.4% sequentially to $60.0 million.
•	Quarterly Service revenues of $28.5 million accounted for 47.4% of revenues.
•	GAAP results:
o	Quarterly GAAP gross margin was 64.1% compared to 61.7% in the prior quarter;
o	Quarterly GAAP operating margin was 3.8% compared to operating margin loss of 1.4% in the prior quarter; and
o	Quarterly GAAP net income was $1.1 million, or $0.03 per diluted share compared to net loss of $0.2 million, or $0.01 per diluted share in the prior quarter.
•	Non-GAAP results:
o	Quarterly Non-GAAP gross margin was 64.5% compared to 62.1% in the prior quarter;
o	Quarterly Non-GAAP operating margin was 9.5% compared to 4.9% in the prior quarter; and
o	Quarterly Non-GAAP net income was $5.1 million, or $0.16 per diluted share compared to net income of $2.7 million, or $0.08 per diluted share in the prior quarter.
•	Net cash provided by operating activities was $2.2 million for the quarter.

•	AudioCodes repurchased 318,891 of its ordinary shares during the quarter at an aggregate cost of $2.9 million.

AudioCodes Reports Second Quarter 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 1 of 11

AudioCodes Press Release

Details

AudioCodes (NASDAQ: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the second quarter ended June 30, 2023.

Revenues for the second quarter of 2023 were $60.0 million compared to $59.2 million for the first quarter of 2023 and $68.4 million for the second quarter of 2022.

Net income was $1.1 million, or $0.03 per diluted share, for the second quarter of 2023 compared to net loss of $0.2 million, or $0.01 per diluted share for the first quarter of 2023 and net income of $6.9 million, or $0.21 per diluted share, for the second quarter of 2022.

On a Non-GAAP basis, net income was $5.1 million, or $0.16 per diluted share, for the second quarter of 2023 compared to $2.7 million, or $0.08 per diluted share, for the first quarter of 2023 and $11.3 million, or $0.34 per diluted share, for the second quarter of 2022.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) other income related to a payment made by the landlord to AudioCodes Inc., a subsidiary of the Company, in connection with the termination of a lease agreement for its offices in New Jersey; (v) financial income related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; and (vi) non-cash deferred tax expenses (income). A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $2.2 million for the second quarter of 2023. Cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments were $118.5 million as of June 30, 2023 compared to $124.3 million as of December 31, 2022. The decrease in cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during the first quarter of 2023.

AudioCodes Reports Second Quarter 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 2 of 11

AudioCodes Press Release

“I am pleased to report solid second quarter 2023 results with meaningful business activity improvement relative to prior quarter in key strategic areas,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

We made good progress in our enterprise business, now reaching 88% of our company revenue. Microsoft-related business in the quarter grew 12% year-over-year and 16% sequentially, with Microsoft Teams business up 18% year over year.  Strong ongoing momentum of our AudioCodes Live managed services continued, with ARR exiting the quarter at $40 million, growing over 60% year-over-year, and Live Total Contract Value (TCV) generated in the second quarter expanding 75% over the previous quarter.  Strong Live performance to date puts on track to achieve our target of $46-$50 million in 2023, representing approximately 50% year-over-year growth.  Zoom related business grew over 20% year over year.

We also executed well in our customer experience (CX) and conversational AI businesses, delivering 7% year over year and over 25% sequentially.  Voca Conversational Interactive Center (CIC), our entry-level Microsoft Teams-native AI-first contact center is garnering significant customer interest in 2023, as enterprises are increasingly looking to leverage Teams for both UC/CX environments.  As announced yesterday, Voca CIC is now officially certified by Microsoft as a Microsoft Teams Contact Center solution.  Enterprises that adopt Voca CIC can achieve true consolidation of Unified Communications and Contact Center, provided as a fully managed service by AudioCodes.

We also made significant progress in other conversational AI (CAI) lines. Voice ai Connect made good progress in the quarter, and Meeting Insights for Teams solution has recently integrated with GPT-4 generative AI, making available advanced AI summarization and smart recap features to our customers.  Importantly, we are increasingly confident in our growth prospects for both CX and conversational AI, as the strong pipeline built over the past several quarters is starting to materialize into meaningful bookings and contract wins.

Overall, we executed well this quarter and our burgeoning success particularly in Live puts us on an accelerated path in our long-term transformation to software and services.  This factor coupled with incremental opex relief from previously announced cost savings actions should position us to deliver on our commitment to drive meaningful profitability improvements in second half of 2023 and beyond,” concluded Mr. Adlersberg.

Share Buy Back Program

During the quarter ended June 30, 2023, the Company acquired 318,891 of its ordinary shares under its share repurchase program for a total consideration of $2.9 million.

AudioCodes Reports Second Quarter 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 3 of 11

AudioCodes Press Release

In June 2023, the Company received court approval in Israel to purchase up to an aggregate amount of $25 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend of any part of this amount. The approval is valid through December 27, 2023.

As of June 30, 2023, the Company had $24.7 million available under this approval for the repurchase of shares and/or declaration of cash dividends.

Cash Dividend

AudioCodes also announced today that the Company’s Board of Directors has declared a cash dividend in the amount of 18 cents per share. The aggregate amount of the dividend is approximately $5.7 million. The dividend is payable on August 31, 2023, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on August 17, 2023.

In accordance with Israeli tax law, the dividend is subject to withholding tax at the source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Board.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's second quarter of 2023 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one of the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

AudioCodes Reports Second Quarter 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 4 of 11

AudioCodes Press Release

Second quarter of 2023 earnings call supplementary slides are available at AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

AudioCodes Reports Second Quarter 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 5 of 11

AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services.  AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2023 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Second Quarter 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 6 of 11

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$36,225	$24,535
Short-term and restricted bank deposits	204	5,210
Short-term marketable securities	5,716	2,120
Short-term financial investments	3,028	15,258
Trade receivables, net	46,611	56,424
Other receivables and prepaid expenses	8,095	10,006
Inventories	45,778	36,377
Total current assets	145,657	149,930

LONG-TERM ASSETS:
Long-term Trade receivables	$15,973	$13,099
Long-term marketable securities	70,546	75,946
Long-term financial investments	2,783	1,242
Deferred tax assets	8,884	9,073
Operating lease right-of-use assets	11,440	13,517
Severance pay funds	17,315	17,933
Total long-term assets	126,941	130,810

PROPERTY AND EQUIPMENT, NET	6,298	3,965

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,847	39,126

Total assets	$317,743	$323,831

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	7,120	11,338
Other payables and accrued expenses	35,651	38,316
Deferred revenues	41,694	36,634
Short-term operating lease liabilities	6,089	8,169
Total current liabilities	90,554	94,457

LONG-TERM LIABILITIES:
Accrued severance pay	$16,865	$17,755
Deferred revenues and other liabilities	17,629	16,308
Long-term operating lease liabilities	5,481	5,551
Total long-term liabilities	39,975	39,614

Total shareholders’ equity	187,214	189,760
Total liabilities and shareholders' equity	$317,743	$323,831

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenues:
Products	$60,260	$79,406	$31,567	$40,586
Services	58,973	55,311	28,453	27,774
Total Revenues	119,233	134,717	60,020	68,360
Cost of revenues:
Products	25,221	30,118	12,177	15,843
Services	18,992	15,729	9,366	8,007
Total Cost of revenues	44,213	45,847	21,543	23,850
Gross profit	75,020	88,870	38,477	44,510
Operating expenses:
Research and development, net	29,403	29,941	14,394	14,959
Selling and marketing	35,526	34,372	17,679	17,084
General and administrative	8,680	8,583	4,149	4,545
Total operating expenses	73,609	72,896	36,222	36,588
Operating income	1,411	15,974	2,255	7,922
Financial income (expenses), net	1,196	1,851	247	841
Income before taxes on income	2,607	17,825	2,502	8,763
Taxes on income, net	(1,734)	(2,281)	(1,447)	(1,827)
Net income	$873	$15,544	$1,055	$6,936
Basic net earnings per share	$0.03	$0.49	$0.03	$0.22
Diluted net earnings per share	$0.03	$0.47	$0.03	$0.21
Weighted average number of shares used in computing basic net earnings per share (in thousands)	32,024	32,019	31,900	31,809
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	33,017	32,800	32,977	32,518

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP net income	$873	$15,544	$1,055	$6,936
GAAP net earnings per share	$0.03	$0.47	$0.03	$0.21
Cost of revenues:
Share-based compensation (1)	210	174	103	125
Amortization expenses (2)	257	380	122	190
	467	554	225	315
Research and development, net:
Share-based compensation (1)	1,441	1,887	698	728
Deferred payments expenses (3)	250	250	125	125
	1,691	2,137	823	853
Selling and marketing:
Share-based compensation (1)	2,330	3,151	1,093	1,712
Amortization expenses (2)	22	22	11	11
Deferred payments expenses (3)	250	250	125	125
	2,602	3,423	1,229	1,848
General and administrative:
Share-based compensation (1)	2,428	2,522	1,169	1,354
Other Income (4)	-	(810)	-	(405)
	2,428	1,712	1,169	949
Financial expenses (income):
Exchange rate differences (5)	(470)	(1,215)	71	(495)

Income taxes:
Deferred tax (6)	224	353	562	940
Non-GAAP net income	$7,815	$22,508	$5,134	$11,346
Non-GAAP diluted net earnings per share	$0.24	$0.67	$0.16	$0.34
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	32,977	33,558	33,017	33,332

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4)	Other income related to a payment made to AudioCodes Inc. in connection with the termination of a lease agreement for its offices in New Jersey.
(5)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6)	Non-cash deferred tax expense.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$873	$15,544	$1,055	$6,936
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,320	1,464	669	722
Amortization of marketable securities premiums and accretion of discounts, net	712	793	340	433
Increase (decrease) in accrued severance pay, net	(272)	(597)	(288)	91
Share-based compensation expenses	6,409	7,734	3,063	3,919
Decrease in deferred tax assets, net	168	237	534	887
Cash financial loss (income), net	(332)	(328)	58	(178)
Decrease in operating lease right-of-use assets	4,282	3,142	2,132	1,792
Decrease in operating lease liabilities	(4,355)	(6,229)	(818)	(2,023)
Decrease (increase) in trade receivables, net	6,939	(7,373)	428	(6,199)
Decrease (increase) in other receivables and prepaid expenses	1,911	(1,220)	1,727	(87)
Increase in inventories	(9,512)	(3,850)	(3,746)	(2,437)
Increase (decrease) in trade payables	(4,218)	(425)	(3,462)	1,421
Increase (decrease) in other payables and accrued expenses	(4,934)	(4,799)	(869)	403
Increase (decrease) in deferred revenues	6,443	1,663	1,383	(862)
Net cash provided by operating activities	5,434	5,756	2,206	4,818
Cash flows from investing activities:
Investment in short-term deposits	-	(5,000)	-	-
Proceeds from short-term deposits	5,006	13	2	10
Proceeds from redemption of marketable securities	2,000	1,123	1,000	1,123
Proceeds from redemption of financial investments	11,043	-	8,294	-
Purchase of financial investments	-	(15,670)	-	(270)
Net cash paid in acquisition of subsidiary	-	(100)	-	-
Purchase of property and equipment	(3,263)	(579)	(1,947)	(289)
Net cash provided by (used in) investing activities	14,786	(20,213)	7,349	574

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(2,926)	(29,169)	(2,926)	(8,300)
Cash dividends paid to shareholders	(5,718)	(5,832)	-	-
Proceeds from issuance of shares upon exercise of options	114	181	18	176
Net cash used in financing activities	(8,530)	(34,820)	(2,908)	(8,124)

Net increase (decrease) in cash, cash equivalents, and restricted cash	11,690	(49,277)	6,647	(2,732)
Cash, cash equivalents and restricted cash at beginning of period	24,535	84,523	29,578	37,978
Cash, cash equivalents and restricted cash at end of period	$36,225	$35,246	$36,225	$35,246

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